Mail Stop 3561
      May 10, 2006

Via Fax and U.S. Mail

Ms. Angela Vleck
Vice President
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street
New York, New York 10013

Re:	Citigroup Commercial Mortgage Securities Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed April 28, 2006
	File No. 333-132746

Dear Ms. Vleck,

      We have reviewed your responses to the comments in our letter dated April 21, 2006 and have the following additional comments.

General
1. We note that you have not provided a copy of the base prospectus marked to show changes made since the prior filing. Please confirm that no changes were made to the base prospectus and ensure that you file a marked version of the entire filing on EDGAR with your next amendment to comply with the requirements of Regulation S-T.

Description of the Mortgage Pool, page S-80
2. While we note the revisions you have made in response to comment
10 of our letter dated April 21, 2006, please either confirm that you will provide delinquency information in 30 or 31 day increments through charge-off or revise to include the form of delinquency disclosure you intend to provide, if applicable.


*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact me at (202) 551-3454.

      Sincerely,



      Sara D. Kalin
      Branch Chief-Legal

cc:     Via Facsimile: (212) 839-5599
         Mr. William Cullen, Esq.
         Ms. Janet A. Barbiere, Esq.
         Sidley Austin LLP

Ms. Angela Vleck
Citigroup Commercial Mortgage Securities Inc.
May 10, 2006
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